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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



05036689

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49932

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

N.E.I. Energy Partners, Inc.

	OFFICIAL USE ONLY
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12200 N. Stemmons Fwy., Suite 207

(No. and Street)

Dallas,   Texas   75234

(City)   (State)   (Zip Code)

SEC MAIL RECEIVED FEB 18 2005 WASH. D.C. 152 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.

(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 03 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I N. Chad Wooten _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.E.I. Energy Partners, Inc. _____ , as of December 31 _____ , 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

VICTORIA JORDAN MCALISTER
Notary Public, State of Texas
My Commission Expires 09-08-06

_____
Signature

_____
President
Title

_____
Notary Public

This report** contains (check all applicable boxes):

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income (Loss).
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	(g)	Computation of Net Capital.
X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
X	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
X	(l)	An Oath or Affirmation.
☐	(m)	A copy of the SIPC Supplemental Report.
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	(o)	Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

N.E.I. ENERGY PARTNERS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2004

N.E.I. ENERGY PARTNERS, INC.

CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY	4
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	5
STATEMENT OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7 - 8

SUPPORTING SCHEDULES

| Schedule I: | Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission | 10 - 11 |
| Schedule II: | Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission | 12 |

| INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 | 14 - 15 |



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
N.E.I. Energy Partners, Inc.

We have audited the accompanying statement of financial condition of N.E.I. Energy Partners, Inc., as of December 31, 2004, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of N.E.I. Energy Partners, Inc., as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
February 10, 2005

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

N.E.I. ENERGY PARTNERS, INC.
Statement of Financial Condition
December 31, 2004

ASSETS

Cash	$	7,987
	$	7,987

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$	-0-

Stockholder's equity

Common stock, 500,000 shares authorized with $1 par value, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	17,000
Retained earnings (deficit)	(10,013)
Total stockholder's equity	7,987
	$ 7,987

The accompanying notes are an integral part of these financial statements.

N.E.I. ENERGY PARTNERS, INC.
Statement of Income
For the Year Ended December 31, 2004

Revenues	
Concessions earned	$ 168,051
	168,051
Expenses	
Regulatory expenses	5,063
Other expenses	173,166
	178,229
Loss before income taxes	(10,178)
Provision for federal income tax expense (benefit)	-0-
Net loss	$ (10,178)

The accompanying notes are an integral part of these financial statements.

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at January 1, 2004	1,000	$ 1,000	$ 17,000	$ 165	$ 18,165
Net loss for the year	-0-	-0-	-0-	(10,178)	(10,178)
Balances at December 31, 2004	1,000	$ 1,000	$ 17,000	$ (10,013)	$ 7,987

The accompanying notes are an integral part of these financial statements.

N.E.I. ENERGY PARTNERS, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2004

Balance at January 1, 2004	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2004	$	-0-

The accompanying notes are an integral part of these financial statements.

Cash flows from operating activities:

Net loss	$ (10,178)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Changes in assets and liabilities:	
Decrease in concession receivable	46,969
Decrease in accounts payable – related party	(46,969)
Net cash provided (used) by operating activities	(10,178)

Cash flows from investing activities:

Net cash provided (used) by investing activities	-0-

Cash flows from financing activities:

Net cash provided (used) by financing activities	-0-
Net decrease in cash	(10,178)
Cash at beginning of year	18,165
Cash at end of year	$ 7,987

Supplemental Disclosures

Cash paid for:

Income taxes	$ -0-
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 -   Summary of Significant Accounting Policies

N.E.I. Energy Partners, Inc. (the "Company") is a direct participation broker-dealer in securities registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3(k)(2)(i). The Company is a member of the National Association of Securities Dealers ("NASD").

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2004, the Company had net capital of approximately $7,987 and net capital requirements of $5,000. Company's ratio of aggregate indebtedness to net capital was 0 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 -   Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 -   Income Taxes

At December 31, 2004, the Company has a net operating loss carryforward of approximately $10,369 which may be offset against future taxable income. $201 of the operating loss carryforward expires in 2017 and $10,168 will expire in 2025. The tax benefit of $1,555 has not been reported in these financial statements because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

Note 5 -   Related Party Transactions

The Company is provided administrative services from Nautilus Exploration, Inc. ("Nautilus"), an affiliate company. The Company and Nautilus are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous. These financial statements reflect $168,592 expensed for these services during the year.

The Company earns commissions from the sale of oil and gas "non operating undivided working interest participation programs." Nautilus is manager and operator of the drilling programs. For the year ended December 31, 2004, the Company earned $168,051 from the sale of such interests.

Note 6 -   Concentration of Risks

The Company develops and implements financing for the sale of oil and gas "non operating undivided working interest participation programs" for Nautilus. These programs require specialized investment banking and advisory services through the private placement of securities. These programs are generally located in Texas.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2004

Schedule I

<u>N.E.I. ENERGY PARTNERS, INC.</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2004</u>

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$ 7,987
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	7,987
Deductions and/or charges	-0-
Net capital before haircuts on securities positions	7,987
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	-0-
Net capital	$ 7,987

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Total aggregate indebtedness	$ -0-

<u>N.E.I. ENERGY PARTNERS, INC.</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2004</u>

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total
    aggregate indebtedness) $ -0-

Minimum dollar net capital requirement of
    reporting broker or dealer $ 5,000

Net capital requirement (greater of above two
    minimum requirement amounts) $ 5,000

Net capital in excess of required minimum $ 2,987

Excess net capital at 1000% $ 2,987

Ratio: Aggregate indebtedness to net capital   0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

<u>N.E.I. ENERGY PARTNERS, INC.</u>
<u>Computation for Determination of Reserve Requirements Under</u>
<u>Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of December 31, 2004</u>

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2004



J. King Bourland, CPA
Jeffrey L. Cheshier, CPA
J. Thomas Connor, CPA

Kevin J. Harris, CPA
Bret M. Robertson, CPA
Jack W. Savage, Jr., CPA
Jack D. Sprawls, CPA

C F & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
N.E.I. Energy Partners, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of N.E.I. Energy Partners, Inc., (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

14175 Proton Road • Dallas, Texas 75244-3692 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 10, 2005